Entourage Mining Ltd.
An Emerald and Precious Metal Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C 2B3
OTCBB:ETGMF

January 7, 2005

CLOSING OF THE PRIVATE PLACEMENT

Entourage Mining Ltd. is pleased to announce that it has closed a non-brokered private placement of 2,815,500 units at a price of US$0.15 per unit for total proceeds of $422,325.00. Each unit consists of one share and one non-transferable share purchase warrant expiring two years from the date of the placement with each warrant carrying the right to purchase one additional share at a price of US$0.22 in the first year and US$0.25 in the second year.

A finder’s fee of 132,000 treasury shares was paid in connection with the placement.

The shares were issued subject to resale restrictions expiring in Canada on May 1, 2005. Additional resale restrictions apply to shares in the USA.

The proceeds from the placement will be used as a reserve for future property acquisitions, to fund a preliminary exploration program on the Company’s Nevada property and for general working capital.

ENTOURAGE MINING LTD.

“Gregory F Kennedy

Gregory F. Kennedy, President

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com